WTI FUND X, INC.

104 LA MESA DR., SUITE 102
PORTOLA VALLEY, CA  94028

November 13, 2024

VIA EDGAR

Mr. John Kernan
Staff Accountant
Disclosure Review Office
Division of Investment Management
U.S. Securities and Exchange Commission
3 World Financial Center
New York, New York 10281

Re:	WTI Fund X, Inc.

Dear Mr. Kernan:

Set forth below are our responses to the comments (restated in italics below) that you imparted during a telephone conversation with us on October 1, 2024, relating to the Annual Report on Form 10-K (“Form 10-K”) of WTI Fund X, Inc. (“Fund”) for the year ended December 31, 2023.  Thank you for providing us with your comments and for giving us the opportunity to respond to them in this letter (“Response Letter”).

1.
Comment.     Please explain why the practice of promptly distributing in-kind warrants granted and/or equities received is in the best interests of beneficial shareholders (as compared to continuing to manage these investments in the Fund). In your response, please describe any material differences in the terms of incentive or performance fees paid by shareholders of WTI Fund X, LLC as compared to fees charged by the Fund.

Response.

The practice of promptly distributing in-kind warrants granted and/or equities received is in the best interests of beneficial shareholders (as compared to continuing to manage these investments in the Fund) for several reasons.  As described in the Form 10-K, the Fund is a wholly-owned subsidiary of WTI Fund X, LLC, a Delaware limited liability company (the “Company”).  Accordingly, all gains and losses created at either the Fund level or the Company level are fully consolidated at the Company level for purposes of calculating returns to shareholders. Further, for purposes of this response, we note that neither the Fund nor the Company charge performance or incentive fees to shareholders.  The Management Fees charged to both the Fund and the Company are calculated as a percentage of committed capital, and thus are not impacted by where the warrants and equity investments are held.

Mr. John Kernan
November 13, 2024

As further described in the Form 10-K, the Fund primarily provides debt financing to venture-backed companies (“Portfolio Companies”), generally in the form of secured loans.  In most cases, the Fund will receive warrants for equity securities of the Portfolio Company in connection with the loan.

The warrants create an opportunity for beneficial shareholders of the Company to earn returns from the appreciation of the Portfolio Companies.  It has been the experience of the Fund’s investment adviser, Westech Investment Advisers (“WTI”), however, that it is most efficient to hold the warrants and related equity securities at the Company level.  In the first instance, the opportunity to recognize value from the warrants and equity securities of Portfolio Companies may occur over many years, which is often longer than the term of the Fund.  Thus, shareholders benefit from the longer holding period available to the Company.  Second, over the lifecycle of the Fund, many of the loans made during the original investment period are paid off, resulting in overall lower assets for the Fund, while the equity of a small number of Portfolio Companies obtained through the exercise of warrants may continue to appreciate.  If all of the investments were held in the Fund, in the event of one or more material appreciations of a Portfolio Company, the fair value of the position could be so significant that later in the lifecycle of the Fund when a majority of the loans have been paid down such that there are minimal outstanding loan investments, the Fund may be unable to maintain its status  as a “regulated investment company” (“RIC”),  as it would not be able to meet the appropriate diversification requirements under Subchapter M.

It should also be noted that the business development company (“BDC”) structure is beneficial because many of the beneficial shareholders of the Company are U.S. tax-exempt investors.  Any activities that could create “unrelated business taxable income” (“UBTI”) are blocked at the Fund level, because the Fund is a corporation for tax purposes.  As a RIC, all UBTI is blocked even though the RIC acts like a flow-through entity because of the dividends paid deduction.  All distributions to the Company are thus treated as dividends free of UBTI and Effectively Connected Income for tax purposes.  The structure thus benefits shareholders by allowing them to participate in returns from the Fund and to benefit from the longer equity investing horizon of the Company.

2.
Comment.  Statement of Operations, Disclosure of Realized Gains and Losses.  Please prospectively disclose any realized gains or losses arising from distributions in-kind of equity securities (including warrants) to shareholders.

Mr. John Kernan
November 13, 2024

Response.

As described in Item 1 of the Form 10-K under the sub-header, Equity Securities, the Fund anticipates that any warrants or equity securities obtained by the Fund will be simultaneously distributed to the Company at the time of their acquisition, or shortly thereafter. The warrants are fair valued at inception which establishes the cost basis.  The cost ascribed to the warrant generates an Original Issue Discount (OID) that is used to calculate the cost basis on the loan investment, as reflected in the Schedule of Investments.   The OID is then accreted into interest income over the life of the loan using the effective interest method.  To date, the Fund has distributed all warrants and equity securities to the Company immediately following their acquisition.  The warrants and equity securities are fair valued on the date of acquisition, and as a result, the Fund has not and does not expect to incur any gain or loss on the in-kind distributions made to the Company.

The Form 10-K includes the following disclosure for Warrants and Equity Securities in Footnotes 1 and 2 of the Notes to Financial Statements:

Footnote 1: “The Fund generally receives warrants to acquire equity securities in connection with its portfolio investments and generally distributes these warrants to its shareholder upon receipt, or soon thereafter.”

Footnote 2: “Warrants and equity securities received in connection with loan transactions are measured at fair value at the time of acquisition.  Warrants are valued based on a Black-Scholes option pricing model which considers, among several factors, the underlying stock value, expected term, volatility, and risk-free interest rate.  It is anticipated that such securities will be distributed by the Fund to the Company simultaneously with, or shortly following, their acquisition.”

The Form 10-K also includes the following disclosure within Footnote 3 – Fair Value Disclosures:

“Interest is calculated using the effective interest method, and rates earned by the Fund will fluctuate based on many factors including early payoffs, volatility of values ascribed to warrants and new loans funded during the period. Warrants and equity securities received in connection with loan transactions are measured at fair value at the time of acquisition; the non-cash portion of interest income represents the accretion of the discount of these warrants over the life of the loan.”

3.
Comment.  Schedules of Investments.  Please explain, citing applicable U.S. GAAP, Reg. S-X, and other applicable accounting guidance, why details of warrants and equities received in conjunction with loan investments are not disclosed in the Schedules of Investments, Statement of Assets and Liabilities and/or Statements of Operations.

Response.

The Fund has not and does not expect to incur any gains or losses on in-kind distributions made to the Company and therefore has historically not recorded any such items to the Statement of Operations.  As further described in the response to Comment #2 the Fund does not typically hold any warrant or equity positions as of the balance sheet date and therefore would not reflect them in the Schedule of Investments or Statement of Assets and Liabilities.  In the instance that we did hold any securities as of period-end, these would be reflected within the Schedule of Investments and other related financial statements.  Please refer to the response to Comment #5 for accounting treatment of warrants in relation to loan originations.

Mr. John Kernan
November 13, 2024

4.
Comment.  Schedules of Investments.  Please enhance descriptions of loans to provide details of the priority of lien (first or second) against the pledged collateral, as this information will enable a reader to fully evaluate the risk associated with the investments.

Response.

The Fund believes that it has amply disclosed that all loans are secured by first-position liens and the related implications.  For example, the following disclosure is included in the Form 10-K, under Investment Program—Venture Loans:

“Venture loans generally are made pursuant to a negotiated loan agreement and are evidenced by promissory notes secured by specific equipment or other assets of the borrower financed with the proceeds of such loans or secured by a broader lien on substantially all of the borrower’s assets where the purpose of the loan is to provide growth or general working capital to the borrower. The loans are typically secured by a first-position lien on such assets.”

Additional disclosure is included under Investment Risks—Remedies Upon Default, as follows:

“The Fund generally will require that it have a first priority security interest in any equipment of a borrower financed with the proceeds of the Fund’s loans, although that security interest may extend to the borrower’s other assets in which another lender might have a senior or parity security interest.”

Further, the Schedule of Investments includes disclosure stating that every loan is currently in the “senior-secured” position for each Portfolio Company.  A “senior-secured” position equates to first position in terms of payout under any dissolution scenario, above equity holders and any other debt.  In the instance where we have multiple tranches of loans across multiple funds with the same Portfolio Company, we treat these pari-passu under the specific intercreditor agreement requirements that are issued alongside our co-investments.  Please refer to Footnote 7 of the notes to the Financial Statements – Intercreditor Agreements which states the following:

Mr. John Kernan
November 13, 2024

“In all transactions in which the Fund and other funds managed by the Manager invest or those in which another lender(s) has either invested or may later invest (or in the event a successor fund is raised, in which the Fund and the successor fund invest), it is expected that the Fund and other funds managed by the Manager (or the successor fund as the case may be), and/or the other lender(s) will enter into an intercreditor agreement pursuant to which the Fund and other funds managed by the Manager (or the successor fund), and/or the other lender(s), along with any predecessor funds which still have a balance outstanding, will cooperate in pursuing their remedies following a default by the common borrower. Generally, under such intercreditor agreements, each party would agree that its security interest would be treated in parity with the security interest of the other party, regardless of which security interest would have priority under applicable law. Accordingly, proceeds realized from the sale of any collateral or the exercise of any other creditor’s rights will be allocated between the Fund and other funds managed by the Manager, and any predecessor funds as described above, pro rata in accordance with the amounts of their respective investments. An exception to the foregoing arrangement would occur in situations where, for example, one of the lenders financed specific items of equipment collateral; in that case, usually the lender who financed the specific assets will have a senior lien on that asset, and the other lenders will have a junior priority lien (even though they may ratably share liens of equal priority on other assets of the common borrower). As a result of such intercreditor agreements, the Fund may have less flexibility in pursuing its remedies following a default than it would have had had there been no intercreditor agreement, and the Fund may realize fewer proceeds. In addition, because the Fund and Fund IX (or the successor fund) invest at the same time in the same borrower, such borrower would be required to service two loans rather than one. Any additional administrative costs or burdens resulting therefrom may make the Fund a less attractive lender and may make it more difficult for the Fund to acquire such loans.”

5.
Comment.  Notes to Financial Statements - Summary of Significant Accounting Policies -  Investment Valuation - Warrants.  Please expand on the significant accounting policy disclosures for warrants in the Notes to Financial Statements to clarify the unit of measurement, if the warrants are free-standing and detachable, how their cost-basis is determined, how and where capital gains or losses are accounted for and disclosed, respectively, and finally, if the warrants are considered restricted under the Securities Act of 1933, as amended.

Response.

All of the Fund’s warrants are free-standing contracts that are legally detachable and separately exercisable following the guidance in ASC 815, and are considered restricted under the Securities Act of 1933, as amended. This is discussed in the Form 10-K under Item 1. Business – Investment Program, Warrants.  The unit of account is each individual warrant that represents a free-standing contract.  Please refer to our response to Comment #2 with respect to how the cost-basis of the warrants is determined and related gains/losses associated with in-kind distributions to the Company.

Prospectively, the Fund will update the Notes to Financial Statements - Summary of Significant Accounting Policies -  Investment Valuation - Warrants and Equity Securities, as follows:

Mr. John Kernan
November 13, 2024

“Warrants and equity securities received in connection with loan transactions are considered to be free standing contracts that are both legally detachable and separately exercisable from the related loan transactions and are measured at fair value at the time of acquisition. Warrants are valued based on a Black-Scholes option pricing model which considers, among several factors, the underlying stock value, expected term, volatility, and risk-free interest rate. It is anticipated that such securities will be distributed by the Fund to the Company simultaneously with, or shortly following, their acquisition.”

6.
Comment.  Notes to Financial Statements - Summary of Significant Accounting Policies – Investment Valuation - Non-Accrual Loans.  Please evaluate the Fund's accounting policy for revenue recognition of non-accrual loans, as stated in the Notes to Financial Statements, for full compliance with U.S. GAAP. The staff notes that references to accounting treatment options which are dependent upon management's judgment, may not fully conform with U.S. GAAP. Please refer to the AICPA's Investment Companies - Audit and Accounting Guide Sections 2.129 and 2.131.

Response.

WTI evaluated the Fund’s disclosed policy for recognizing revenue on non-accrual loans and have decided to revise the disclosure on a prospective basis in Note 2 – Summary of Significant Accounting Policies – Investment Valuation – Non-Accrual Loans, as shown below, to more closely reflect the accounting treatment which is being applied.  Any interest income subject to reversal under our non-accrual policy is deemed to be immaterial to the Fund both quantitatively and qualitatively.

“The Fund’s policy is to classify a loan as non-accrual when the portfolio company is delinquent for three consecutive months on its monthly loan payment or for a lesser timeframe, if, in the opinion of Management, the portfolio company either ceases or drastically curtails its operations and Management deems that it is unlikely that the loan will return to performing status. When a loan is placed on non-accrual status and the related interest is determined to not be collectible, all interest previously accrued but not collected is reversed. ~~for the quarter in which the loan was placed on non-accrual status. Any uncollected interest related to quarters prior to when the loan was placed on non-accrual status is added to the principal balance, and the aggregate balance of the principal and interest is evaluated in accordance with the policy for valuation of loans in determining Management’s best estimate of fair value.~~ Any future interest received by the Fund on non-accrual loans will be recognized as interest income if and when the proceeds exceed the book value of the respective loan.”

7.
Comment. Notes to Financial Statements - Summary of Significant Accounting Policies – Investment Valuation - Loans.  In Note 2, Summary of Significant Accounting Policies, please add to the disclosure describing the investment valuation of loans to state that in practice, substantially all of the Fund's loans, except for those that are valued at distressed levels, are fair valued at amounts that equal or approximate cost.

Mr. John Kernan
November 13, 2024

Response.

Prospectively, within Note 2, Summary of Significant Accounting Policies - Investment Valuation – Loans, the Fund will add a sentence which states:

“Where the risk profile is consistent with the original underwriting, the cost basis of substantially all of the loans approximates fair value.”

This is consistent with the language described in Comment #8 below.

8.
Comment.  Notes to Financial Statements – Fair Value Disclosures.  In Note 3, Fair Value Disclosures,  please modify the disclosure stating, “where the risk profile is consistent with the original underwriting, the cost basis of the loan often approximates fair value,” to replace the word “often” with “generally,” to reflect the Fund’s practice.

Response.

Prospectively, the Fund will replace the sentence that reads: “Where the risk profile is consistent with the original underwriting, the cost basis of the loan often approximates fair value” with:

“Where the risk profile is consistent with the original underwriting, the cost basis of substantially all of the loans approximates fair value.”

9.
Comment.  Please consider ceasing to use the term “hypothetical” in the context of the valuation techniques/methodologies and significant observable inputs, as it may be inconsistent with U.S. GAAP recognizing that the only reference to the term in U.S. GAAP which discussed fair value measurements was removed from ASC 820 by amendment in ASU 2011/14.

Response.

As there are no observable market transactions for WTI’s venture loan portfolio, the Fund has historically applied the term “hypothetical” to describe a theoretical market transaction between two willing market participants in an arm’s length transaction under ASC 820.

As the nomenclature has been updated under the ASU 2011-14 amendment, the Fund will prospectively replace the term “hypothetical market” with “most advantageous market”.  Given the pervasiveness of the use of the word “hypothetical” throughout the Fund’s Form 10-K, we are not providing each instance, herein, where a change would be made, but by way of example, the Fund proposes to revise Note 3 – Fair Value Disclosures, paragraph 2 as follows:

Mr. John Kernan
November 13, 2024

“The Fund defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability was exchanged in an orderly transaction; it was not a forced liquidation or distressed sale. Because there is no readily available market price and no secondary market for substantially all of the loan investments made by the Fund to borrowing portfolio companies, Management determines fair value (or estimated exit value) based on a transaction that would occur in the most advantageous market, and several factors related to each borrower.”

Similarly, some applications of the word “hypothetical” pertain to creating an example to indicate the impact of a fluctuation of an observable input into the Fund’s valuation models.  In these instances, the Fund will prospectively revise the disclosure to remove the word “hypothetical” as set forth below for Note 2 - Summary of Significant Accounting Policies, Warrants and Equity Securities section paragraph 5:

“The risk-free interest rate is derived from the constant maturity tables issued by the U.S. Treasury Department. The effect of an ~~hypothetical~~ increase in the estimated risk-free rate used in the Black-Scholes option pricing model would have the effect of increasing the fair value of the warrants.”

10.
Comment.  Valuation.  Rule 2(a)(5) under the Investment Company Act of 1940, as amended, sets forth certain required functions that must be performed to determine the fair value of the Fund's loans, including the periodic assessments of valuation risks and the testing of fair valuation methodologies for appropriateness and accuracy. In correspondence, please provide details of the work/due diligence undertaken by the Valuation Designee, the Audit Committee, and the full Board of Directors to comply with these requirements. In addition, in your response, please describe the nature and frequency of testing of valuation techniques and address the impact of macro and micro changes in actual and forecasted credit quality, credit spreads, and interest rates, loan distress or defaults, collateral recovery rates, and other relevant metrics contributing to loan valuations.

Response.

As required by Rule 2a-5, the Board of Directors of the Fund has designated WTI as the Valuation Designee.  The Board of Directors receives quarterly and annual reporting, as applicable, from the Valuation Designee with respect to the matters required under Rule 2a-5(b)(1)(i)(A) and (B).  In addition, the Valuation Designee is required to report to the Board concerning the matters set forth in Rule 2a-5(b)(1)(ii).  The Board has also received and will continue to receive regular reporting from the Valuation Designee with respect to any material risks associated with the determination of the fair value of fund investments (“valuation risks”), including material conflicts of interest, and the manner in which these risk are mitigated or managed.  In furtherance of the execution of these duties, the Board has approved the Fund’s Valuation Policies and Procedures, which set forth the roles and responsibilities of the persons responsible for determining the fair value of the Fund’s portfolio securities, and require among other matters, that the Valuation Designee shall:

Mr. John Kernan
November 13, 2024

1.    Periodically assess valuation risks, including material conflicts of interest, and manage those identified valuation risks.

2.    Establish and apply appropriate fair value methodologies, including, taking into account the valuation risks:

a.     Selecting and applying in a consistent manner an appropriate methodology or methodologies for determining (and calculating) the fair value of fund investments, provided that a selected methodology may be changed if a different methodology is equally or more representative of the fair value of fund investments, including specifying the key inputs and assumptions specific to each asset class or portfolio holding;

b.      Periodically reviewing the appropriateness and accuracy of the methodologies selected and making any necessary changes or adjustments thereto; and

c.      Monitoring for circumstances that may necessitate the use of fair value.

3.    Specify the key inputs and assumptions for each asset class or holding as well as any methodologies applicable to new types of investments that a Fund intends to invest in, consistent with ASC Topic 820.

4.    Test the appropriateness and accuracy of the fair value methodologies that have been selected, including identifying the testing methods to be used and the minimum frequency with which such testing methods are used.

5.    Oversee pricing service providers, if used, including establishing

a.     The process for the approval, monitoring, and evaluation of each pricing service provider, including their qualifications and history, methods and techniques, conflicts of interest and how they manage such conflicts; their testing processes; and

b.     Criteria for initiating price challenges.

Other than with respect to its overall duties, as set forth in the Audit Committee Charter, to monitor and oversee the integrity of the Fund’s accounting and financial reporting process and the adequacy of the Fund’s overall system of internal controls regarding finance, accounting, legal and regulatory compliance, the Audit Committee has not been tasked with a specific role with respect to compliance with Rule 2a-5, which remains the responsibility of the full Board.

Mr. John Kernan
November 13, 2024

WTI’s Valuation policy for Loans describes the detailed procedures management performs quarterly to mark venture loans to fair market value.  Under Rule 2a-5, a market quotation is readily available (“readily available”) with respect to a security only when that quotation is a quoted price (unadjusted) in active markets for identical investments that the fund can access at the measurement date, provided that a quotation will not be readily available if it is not reliable.  In general, unless a readily available market quotation for a portfolio security exists, WTI is required to fair value the security using established methodologies.  A security is considered to have readily available market quotations if its value is determined solely by reference to level 1 inputs (quoted prices (unadjusted) in active markets for identical assets that the reporting entity can access at the measurement date).

In the event that (1) market quotations are not readily available, (2) such market quotations are not reliable, or (3) a significant event has been recognized in relation to a security or class of securities that is not reflected in such market quotations, a fair value for each such security must be determined in accordance with appropriate fair value methodologies consistent with ASC 820. It is expected that all venture loans and derivative assets held by the BDCs will be fair valued at each reporting date.

A credit analysis of the borrower generally includes consideration of several factors, including, but not limited to, the borrower’s payment history, available cash and “burn rate,” revenues, net income or loss, and the likelihood that the borrower will be able to secure additional financing in the future.  The amount of any valuation adjustment made in connection with the credit analysis is determined based upon an analysis of the expected recovery from the borrower, including consideration of factors such as the nature and quality of the Fund’s security interests in collateral, the estimated value of the Fund’s collateral, the size of the loan, and the estimated time that will elapse before the Fund achieves a recovery.

WTI also evaluates key terms associated with venture loans originated in the current market against those WTI has originated in previous years.  Inputs evaluated include but are not limited to: loan term, effective yield interest rates, and underlying borrower’s risk profile.  The external market interest rate environment is also considered throughout the year during the fair value process.

Quarterly WTI performs a retrospective look back test to assess the reasonableness and timing of any material fair market value adjustments recorded.

Mr. John Kernan
November 13, 2024

* * * * * *

Should you have any questions or comments, please call me at (650) 234-4308 or our counsel, Mary C. Moynihan at (202) 654-6254.

Very truly yours,

/s/ Jared Thear
Jared Thear
Chief Financial Officer